_________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

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Christopher & Banks Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

171046105
(CUSIP number)

Jonathan Duskin
c/o Macellum Capital Management, LLC
99 Hudson Street, 5th Floor
New York, New York 10013
(212) 956-3008

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-8069
(Name, address and telephone number of person authorized to receive notices and communications)

July 5, 2018
(Date of event which requires filing of this statement)

_________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Retail Opportunity Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,502,460
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,502,460
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,502,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 68,313
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 68,313
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Advisors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,502,460
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,502,460
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,502,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,502,460
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,502,460
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,502,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Managers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 68,313
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 68,313
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 68,313
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 68,313
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Jonathan Duskin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,701,076 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,651,076
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,701,076 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (2)
14.	TYPE OF REPORTING PERSON* IN

(1)
Includes 50,000 shares of restricted common stock that are currently votable but do not vest until the earlier of (i) June 13, 2019, or (ii) the date of the Issuer’s 2019 Annual Meeting of Stockholders.

(2)
Based on 38,075,509 shares of common stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

Amendment No. 11 to Schedule 13D

This Amendment No. 11 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Macellum Retail Opportunity Fund, LP (“Opportunity Fund”), Macellum Capital Management, LLC (“Macellum Capital Management”), Macellum Advisors GP, LLC (“Macellum GP”), Macellum Management, LP (“Macellum Management”), MCM Managers, LLC (“MCM Managers”), MCM Management, LLC (“MCM Management”) and Jonathan Duskin (“Mr. Duskin”, and together with Opportunity Fund, Macellum Capital Management, Macellum GP, Macellum Management, MCM Managers and MCM Management, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 1, 2015, as amended by Amendment No. 1 on May 19, 2015, Amendment No. 2 on June 18, 2015, Amendment No. 3 on July 9, 2015, Amendment No. 4 on January 25, 2016, Amendment No. 5 on February 19, 2016, Amendment No. 6 on March 10, 2016, Amendment No. 7 on April 8, 2016, Amendment No. 8 on April 20, 2016, Amendment No. 9 on July 1, 2016, and Amendment No. 10 on March 30, 2017.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise disclosed in the Schedule 13D, the shares of Common Stock purchased by Opportunity Fund and the shares of Common Stock purchased by Macellum Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases through brokers. The aggregate purchase price of the 4,502,460 shares of Common Stock beneficially owned by Opportunity Fund was approximately $13,942,458, excluding brokerage commissions. The aggregate purchase price of the 68,313 shares of Common Stock beneficially owned by Macellum Capital Management was approximately $200,081, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 11 is being filed to report the acquisition of shares of Common Stock that resulted in an acquisition of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock. The disclosure regarding the transactions reported in Item 5(c) below is incorporated herein by reference. The Reporting Persons may make, or cause, further acquisitions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision. Also, the Reporting Persons and/or their affiliates intend to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Furthermore, the Reporting Persons and/or their affiliates may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Issuer’s Board of Directors (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 38,075,509 shares of Common Stock outstanding as of May 25, 2018, according to the Issuer’s Form 10-Q filed with the SEC on June 1, 2018, plus 200,000 shares of restricted stock issued on June 13, 2018, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 18, 2018.

(c) On June 13, 2018, the Issuer granted to Jonathan Duskin 50,000 shares of restricted Common Stock as compensation for Mr. Duskin’s service on the Board.  Such shares of restricted Common Stock are currently votable but do not vest until the earlier of (i) June 13, 2019, or (ii) the date of the Issuer’s 2019 Annual Meeting of Stockholders.  Other than such restricted Common Stock grant, the transactions by the Reporting Persons in the securities of the Issuer during the past 60 days are set forth in Exhibit 99.12, which is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.12	Transactions effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2018

MACELLUM RETAIL OPPORTUNITY FUND, LP

By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM CAPITAL MANAGEMENT, LLC

By:	MCM Managers, LLC, its managing member

By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MACELLUM ADVISORS GP, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM MANAGEMENT, LP

By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MCM MANAGERS, LLC

By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MCM MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

/s/ Jonathan Duskin
JONATHAN DUSKIN

Exhibit 99.12

Transactions in Securities of the Issuer During the Past 60 Days

Except as disclosed elsewhere in this Schedule 13D, the following table sets forth all transactions with respect to shares of Common Stock effected in the last 60 days by any of the Reporting Persons or on behalf of any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 6, 2018. All such transactions were purchases of shares of Common Stock effected in the open market through brokers, and the table excludes commissions paid in per share prices.

Type of Security	Number of Shares Purchased / (Sold)	Price Per Share($)		Date of Purchase / Sale

	Macellum Retail Opportunity Fund, LP

Common Stock	8,105	$0.9166	(1)	7/02/2018
Common Stock	21,463	$0.934	(2)	7/03/2018
Common Stock	22,735	$0.9253	(3)	7/05/2018
Common Stock	17,700	$0.9463	(4)	7/06/2018

(1)
The reported price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.89 to $0.93, inclusive.  The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1), (2), (3) and (4).

(2)	The reported price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.91 to $0.95, inclusive.
(3)	The reported price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.91 to $0.93, inclusive.
(4)	The reported price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.93 to $0.97, inclusive.